UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

KINGSTONE COMPANIES, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

496719105

(CUSIP Number)

Michael Doak

c/o Griffin Highline Capital LLC

4514 Cole Avenue, Suite 1650

Dallas, Texas 75205

(917) 508-5887

with a copy to:

Sean M. Ewen, Esq.

Willkie Farr & Gallagher, LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59560V109

1.	Names of Reporting Persons Griffin Highline Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 470,494
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 470,494

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 470,494
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.25%*
14.	Type of Reporting Person (See Instructions) OO

*

Calculated based on 11,064,723 shares of Common Stock of the Issuer outstanding as of August 14, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024, that was filed by the Issuer with the Securities and Exchange Commission on August 14, 2024.

CUSIP No. 59560V109

1.	Names of Reporting Persons Michael Doak
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 470,494
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 470,494

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 470,494
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.25%*
14.	Type of Reporting Person (See Instructions) HC; IN

*

Calculated based on 11,064,723 shares of Common Stock of the Issuer outstanding as of August 14, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024, that was filed by the Issuer with the Securities and Exchange Commission on August 14, 2024.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to Common Stock, $0.01 par value per share (the “Common Stock”), of Kingstone Companies, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is located at 15 Joys Lane, Kingston, NY 12401.

The initial Schedule 13D filed on February 11, 2021, as amended by Amendment No. 1 filed on January 18, 2022, as amended by Amendment No. 2 filed on May 4, 2022, and as amended by Amendment No. 3 on August 5, 2022 and as amended by Amendment No. 4 on November 14, 2022, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 5.

Item 5. Interests in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety with the following:

(a)-(b) As a result of the transactions described in clause (c) below, as of October 17, 2024, the Reporting Persons beneficially own 470,494 shares of Common Stock.

(c) Except for the transactions set forth in the Schedule of Sales set forth below, as of October 17, 2024 there were no transactions in the Common Stock effected by the Reporting Persons during the past 60 days.

(d) Not applicable.

(e) As a result of the transactions described in clause (c) above, as of October 17, 2024, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

Schedule of Sales

Date	Shares Sold	Price Per Share
10/17/2024	29,506.0	$10.0840
10/17/2024	3,132.0	$10.3900
10/16/2024	11,808.0	$9.8402
10/15/2024	8,783.0	$9.7663
10/14/2024	12,613.0	$9.6334
10/11/2024	11,030.0	$9.8554
09/24/2024	334.0	$9.5380
09/23/2024	3,244.0	$9.6126
09/20/2024	1,500.0	$9.5778
09/19/2024	400.0	$9.5225
09/17/2024	6,100.0	$9.8787
09/16/2024	900.0	$9.5100
09/13/2024	500.0	$9.5284
09/11/2024	100.0	$9.5000
09/05/2024	1,104.0	$9.5229
09/03/2024	1,550.0	$9.5187
08/28/2024	3,200.0	$9.5119
08/27/2024	1,600.0	$9.6115
08/26/2024	11,800.0	$9.7350
08/23/2024	100.0	$9.5000
08/22/2024	100.0	$9.8000
08/21/2024	15,340.0	$10.0555

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 21, 2024

GRIFFIN HIGHLINE CAPITAL LLC

By:	/s/ Michael Doak
Name:	Michael Doak
Title:	Manager

MICHAEL DOAK

By:	/s/ Michael Doak
Name:	Michael Doak